

Mail Stop 3010   March 4, 2010

Jerry Pascucci, President and Director
Tactical Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue - 25th Fl.
New York, New York 10022

>   **Re: Tactical Diversified Futures Fund L.P.**
>   **(f/k/a Citigroup Diversified Futures Fund L.P.)**
>   **Form 10-K**
>   **Filed March 31, 2009**
>   **File No. 000-50718**

Dear Mr. Pascucci:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition ..., page 22

Capital Resources, page 24

1.   We have reviewed your response to comment 10 in our letter dated September 17, 2009; however, we continue to believe that additional disclosure would be appropriate. Please revise future filings to include a brief description of how you fund redemptions, similar to the description provided in your response.

Results of Operations, page 29

2.   We note your response to prior comment 12. We continue to believe that a
        description of changes in interest income is relevant to the discussion of changes
        in your net asset value for each period presented. Please revise future filings to
        clarify how an increase or decrease in interest earned by the partnership will
        affect the net asset value of the partnership. In addition, please describe period to
        period changes in interest income.

3.   We note your response to prior comment 12 and the proposed language in
        Appendix C to your response letter. Please confirm that in future filings you will
        discuss the reasons why CGM pays interest on 80% of your average daily equity
        maintained in cash in your brokerage account. In addition, please disclose and
        quantify the remaining 20% of the interest that was retained by CGM and explain
        the purpose of such amount retained by CGM.

The Partnership's Trading Value at Risk, page 34

4.   We have considered your response to comment 13 from our letter dated
        September 17, 2009. Please revise future filings to provide an additional table
        that reflects value at risk for the Partnership's portfolio as a whole.

 Part III, page 34

Item 10. Directors, Executive Officers and Corporate Governance, page 34

5.   We note your response to comment 14 of our letter. In response to our comment,
        you confirm that you will provide biographical disclosure regarding your directors
        in future filings. However, you have not confirmed that you will provide
        biographical disclosure regarding your executive officers. Please note that, under
        Rule 405, the term executive officer includes "any other officer who performs a
        policy making function or any other person who performs similar policy making
        functions for the registrant." Therefore, we reissue our comment in part. In
        future filings, please revise to provide Item 401 disclosure for the executive
        officers of your general partner. Please tell us how you intend to comply.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your

amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me (202) 551-3785 at with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rita M. Molesworth, Esq. (*via facsimile*)